Contact

www.linkedin.com/in/greg-moga-iii-
b69915 (LinkedIn)
www.europeanspermbankusa.com
(Company)
www.nwenergyangels.com/
(Company)

Top Skills

Public Speaking
Strategic Planning
Healthcare Information Technology

Greg Moga, III

Principal at Moga Investments, Inc.
Seattle, Washington, United States

Summary

Conservationist, Democratic Party activist, Angel Investor,
Filmmaker.

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Experience

Moga Investments, Inc.
Principal
February 1987 - Present (39 years 3 months)

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Education

The John Marshall Law School
JD · (1978 - 1981)

The George Washington University
BA, Journalism · (1974 - 1978)